UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On January 28, 2022, the Board of Directors of ReNew Energy Global Plc (the “Company”) approved the formation of an Environment, Social and Governance (“ESG”) Committee and adopted the ESG charter. The ESG Committee consists of four independent directors of the Company. The members are Ms. Robyn Grew, Mr. Sumantra Chakrabarti, Ms. Vanitha Narayanan and Mr. Ram Charan. Ms. Grew is the chairperson of the ESG Committee. The ESG Committee is responsible for, among other things, to oversee and strengthen the Company’s ongoing ESG, sustainability, corporate social responsibility commitments and actions. The ESG Committee aims to assist the Board of Directors by (i) overseeing the Company’s ESG vision, strategy and targets, (ii) overseeing the Company’s implementation of the EGS initiatives, (iii) monitoring the progress against the vision and targets, and (iv) advising on specific ESG priorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2022	RENEW ENERGY GLOBAL PLC
	By	/s/ D. Muthukumaran
		Name:	D. Muthukumaran
		Title:	Chief Financial Officer